Exhibit 99.2
AMENDMENT NO. 1 TO PARTIAL SETTLEMENT AGREEMENT
     This amendment to the Partial Settlement Agreement dated January 5, 2011, by and between Arens Controls Company, L.L.C. (“Arens”) and Enova Systems, Inc. (“Enova”), is made this 14th day of January, 2011.
     WHEREAS, Enova alleges that the Inspection has revealed that some of the Inventory is missing. The items of Inventory that Enova alleges are missing include, among other things, 164 Cold Plate P120 units and 119 Cold Plate P90 units (the “Missing Cold Plates”). The Missing Cold Plates are valued, according to Attachment B to the Partial Settlement Agreement, at $173,215.17;
     WHEREAS, Enova and Arens have agreed that the amount Enova shall pay Arens pursuant to the Partial Settlement Agreement shall be reduced by the value of the Missing Cold Plates ($173,215.17)., making the aggregate amount Enova shall pay Arens pursuant to the Partial Settlement Agreement the amount of $1,824,574.83; and
     WHEREAS, Enova has already funded the Escrow Payment into the Escrow Account.
     NOW, THEREFORE, in consideration of the covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, subject to the conditions precedent identified in the Partial Settlement Agreement and this Amendment No. 1, the parties hereto agree that the Partial Settlement Agreement is amended as follows:
     1. The first paragraph only of Section 2(c) is deleted in its entirety and replaced with the following:
If Enova decides to accept the Inventory, then Arens shall cause the Inventory to be shipped to Enova upon Arens’ receipt of both: (i) Enova’s written designation that it has accepted the Inventory, pursuant to paragraph 2(b) hereof and (ii) a Joint Certificate in the form attached hereto as Attachment C (the “Joint Certificate”) signed by an Enova Authorized Representative listed on Exhibit C to the Escrow Agreement. Immediately upon Arens’ shipment of all or any portion of the Inventory to Enova, Arens and Enova shall transmit to the Escrow Agent the Joint Certificate pursuant to paragraph 5(a) of the Escrow Agreement. The parties agree that the Joint Certificate shall be prepared and transmitted to the Escrow Agent in a manner sufficient under the terms of the Escrow Agreement to cause the Escrow Agent to disburse the full balance of funds in the Escrow Account in accordance therewith.
     2. All other provisions of the Partial Settlement Agreement remain unaffected by this Amendment No. 1.

     IN WITNESS WHEREOF, the parties hereto agree to the foregoing by the signatures of their authorized representatives below as of the date set forth above.

Arens Controls Company, L.L.C.	Enova Systems, Inc.

By: Ken Kunin	By: John Mullins
Title: President & Chief Executive Officer	Title: Chief Operating Officer